EXHIBIT 2

EXECUTION VERSION

………………………….. 2020

TRANSGLOBE PETROLEUM INTERNATIONAL INC.

as the Company

and

MERCURIA ENERGY TRADING SA

as the Secured Party

SECURITY ASSIGNMENT

Herbert Smith Freehills LLP

THIS DEED is made on  2020

BETWEEN:

(1)	TRANSGLOBE PETROLEUM INTERNATIONAL INC., a private limited liability company incorporated under the Laws of the Turks and Caicos Islands having its office at Richmond House, P.O. Box 127, Leeward Highway, Providenciales, Turks and Caicos Islands (the "Company"); and
(2)	MERCURIA ENERGY TRADING SA, a company organised under the laws of Switzerland having its office at 50 Rue Du Rhone, Geneva, 11204, Switzerland (the "Secured Party").

IT IS AGREED as follows:

1.	Definitions, Construction and Third Party Rights
1.1	Definitions
1.1.1	Terms defined in the Prepayment Agreement shall, unless otherwise defined in this Deed or unless a contrary intention appears, bear the same meaning when used in this Deed and the following terms shall have the following meanings:

"Administrator" means a person appointed under Schedule B1 to the Insolvency Act 1986 to manage the Company's affairs, business and property.

"Assigned Rights" means all rights, titles, benefits and interests, whether present or future, of the Company in, to or arising under the Contracts including rights to any sums payable to the Company and the full benefit of any Security, options, indemnities, guarantees and warranties in respect of the Contracts.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London.

"Contracts" means: (i) the Mercuria Hedging Agreement; and (ii) any other Hedging Agreement or Hedging Transaction entered into by the Company from time to time.

"LPA" means the Law of Property Act 1925.

"Mercuria Hedging Agreement" means the 2002 ISDA Master Agreement together with the Schedule thereto dated 20 March 2017 between the Company and the Secured Party.

"Prepayment Agreement" means the prepayment agreement dated 10 February 2017, as amended and restated on 17 November 2017, as further amended on __________ 2020, between, among others, the Company as seller and the Secured Party as buyer.

"Receiver" means any person appointed by the Secured Party to be a receiver or receiver and manager or administrative receiver of the Assigned Rights or any part thereof.

"Secured Liabilities" means all monies, obligations and liabilities covenanted to be paid or discharged under or pursuant to Clause 2 (Covenants to Pay).

"Security Period" means the period from the date of this Deed until the date on which the Secured Party has determined (acting reasonably) that all of the Secured Liabilities (whether actual or contingent) have been irrevocably and unconditionally paid and discharged in full.

"VAT" means United Kingdom Value Added Tax together with all interest and penalties relating thereto.

1.1.2	Unless a contrary intention appears, words defined in the Companies Act 2006 have the same meanings in this Deed.
1

1.2	Construction
1.2.1	The provisions of clause 1.2 (Construction) of the Prepayment Agreement shall apply to this Deed as if they were set out in this Deed.
1.2.2	Unless a contrary indication appears, any reference in this Deed to:
(A)	the singular includes the plural and vice versa;
(B)	the "Secured Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;
(C)	a Clause or a Schedule is a reference to a clause of or a schedule to this Deed;
(D)	this Deed shall be construed as references also to any separate or independent stipulation or agreement contained in it;
(E)	another agreement (including the Prepayment Agreement) shall be construed as a reference to such agreement as the same may have been modified, extended, amended, varied or supplemented or novated from time to time; and
(F)	references to any form of property or asset shall include a reference to all or any part of that property or asset.
1.2.3	The words "other", "or otherwise" and "whatsoever" shall not be construed eiusdem generis or be construed as any limitation upon the generality of any preceding words or matters specifically referred to.
1.3	Third Party Rights

The terms of this Deed may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

1.4	Implied Covenants for Title

The obligations of the Company under this Deed shall be in addition to the covenants for title deemed to be included in this Deed by virtue of Part I of the Law of Property (Miscellaneous Provisions) Act 1994.

1.5	Effect as a Deed

This Deed is intended to take effect as a deed notwithstanding that the Secured Party may have executed it under hand only.

2.	Covenants to Pay
2.1	Covenant to Pay Secured Liabilities

The Company covenants that it shall on demand pay to the Secured Party all monies and discharge all obligations and liabilities now or hereafter due, owing or incurred by it or any Obligor to the Secured Party under or pursuant to the Transaction Documents in each case when the same become due for payment or discharge whether by acceleration or otherwise, and whether such monies, obligations or liabilities are express or implied; present, future or contingent; joint or several; incurred as principal or surety; originally owing to the Secured Party or purchased (whether by assignment or otherwise) or acquired in any other way by it; denominated in sterling or any other currency; or incurred on any current or other banking account or in any other manner whatsoever.

2

2.2	Potential Invalidity

Neither the covenant to pay in Clause 2.1 (Covenant to Pay Secured Liabilities) nor the obligation to pay interest pursuant to Clause 2.3 (Interest) nor the security created by this Deed shall extend to or include any liability or sum which would, but for this Clause 2.2, cause such covenant or security to be unlawful under any applicable law.

2.3	Interest
2.3.1	The Company hereby agrees to pay to the Secured Party, in respect of any amount demanded from it in accordance with this Deed (to the extent that interest on such amount is not otherwise being paid pursuant to any agreement between the Company and the Secured Party) interest from first demand by the Secured Party of the Company:
(A)	at the rate of interest payable or deemed to be payable by the Company in respect of the amount demanded as calculated and compounded in accordance with any agreement between the Secured Party and the Company with respect to such amount; or
(B)	failing such agreement, at the rate per annum which is two per cent (2%) above the interest cost to the Secured Party (as conclusively determined by the Secured Party) of funding the amount demanded, such interest being compounded with monthly rests.
2.3.2	Such interest shall accrue due on a daily basis from the demand by the Secured Party until actual payment by the Company (as well after as before any further demand or judgment or the liquidation of the Company).
3.	Security

The Company hereby assigns by way of security to the Secured Party with full title guarantee as a continuing security for the payment and discharge of the Secured Liabilities, the Assigned Rights.

4.	further Assurance

The Company shall promptly upon request by the Secured Party execute (in such form as the Secured Party may reasonably require) such documents (including assignments, transfers, mortgages, charges, notices and instructions) in favour of the Secured Party or its nominees and do all such assurances and things as the Secured Party may reasonably require for:

4.1.1	perfecting and/or protecting (by registration or in any other way) the security created or intended to be created by this Deed; and
4.1.2	for exercising all powers, authorities and discretions conferred on the Secured Party or any Receiver pursuant to this Deed or by law.
5.	undertakings
5.1	The Company undertakes to the Secured Party that:
5.1.1	General

it shall:

(A)	promptly and diligently perform its obligations under the Contracts;
(B)	notify the Secured Party of any material default by it or any other party (other than the Secured Party) under the Contracts;
3

(C)	with the prior written consent of the Secured Party, institute and maintain all such proceedings as may be necessary or expedient to preserve or protect its interest under the Contracts and keep the Secured Party informed of the progress of any such proceedings;
(D)	provide the Secured Party with such information as the Secured Party may from time to time reasonably request with respect to the Contracts and the Assigned Rights (other than with respect to the Contracts to which the Secured Party is a party);
(E)	permit representatives of the Secured Party and its advisers to have access to and examine at all reasonable times minute books and other corporate records, books of account and financial records of the Company in relation to the Contracts upon reasonable advance notice having been given to the Company by the Secured Party;
(F)	not, without the Secured Party's prior written consent, amend, modify, waive or release any provision of or terminate the Contracts or any of the Assigned Rights (other than with respect to the Contracts to which the Secured Party is a party);
(G)	not take or omit to take any action the taking or omission of which might adversely affect the interests of the Secured Party;
(H)	not give any consent, waiver or approval under the Contracts or exercise any right in respect of the Assigned Rights without the prior written consent of the Secured Party (other than with respect to the Contracts to which the Secured Party is a party); and
(I)	deposit the original Contracts with the Secured Party upon request by the Secured Party (other than with respect to the Contracts to which the Secured Party is a party).
5.1.2	Payments

it shall pay all sums due by it under the Contracts and observe and perform the covenants and conditions on its part to be observed and performed as set out in the Contracts;

5.1.3	Negative Pledge

it shall not, without the prior consent in writing of the Secured Party, create or attempt to create or permit to subsist or arise any Security (other than as permitted under clause 22.9 (Negative Pledge) of the Prepayment Agreement) on, over or affecting the Contracts or any of the Assigned Rights;

5.1.4	Disposals

it shall not, without the prior consent in writing of the Secured Party, dispose of the Contracts or any of the Assigned Rights or agree so to do and for these purposes the term "dispose" shall include any form of disposal including any transfer, declaration of trust, assignment, sale, novation or the creation of any other form of legal or equitable interest in or over the Contracts or any of the Assigned Rights;

5.1.5	Prejudicial Action

it shall not do or cause or permit to be done anything which may in any way depreciate, jeopardise or otherwise prejudice the value to the Secured Party of the Assigned Rights; and

4

5.1.6	Consents and Other Necessary Action

it shall take all such action as may be available to it for the purpose of creating, perfecting or maintaining the security created or intended to be created pursuant to this Deed which shall include, without limitation, the obtaining of any necessary consent (in form and content satisfactory to the Secured Party) to enable the Contracts or all or any of the Assigned Rights to be assigned or charged pursuant to this Deed.

5.2	Notices of Assignment
5.2.1	In respect of any Hedging Agreements or Hedging Transactions other than the Mercuria Hedging Agreement, the Company shall forthwith give notice to the counterparty to the Hedging Agreement or Hedging Transaction in the form set out in Schedule 1 (Notice to Counterparty) and procure that the counterparty acknowledges such notice to the Secured Party in the form set out in Schedule 2 (Acknowledgment of Counterparty).
5.2.2	The notices of assignment and acknowledgement referred to in Clause 5.2.1 (Notices of Assignment) shall be in a form substantially similar to those contained in Schedule 1 (Notice to Counterparty) and Schedule 2 (Acknowledgement of Counterparty) or such other form as the Secured Party may require.
5.3	No Liability

Notwithstanding anything contained in this Deed:

5.3.1	the Secured Party shall be under no obligation or liability under or in respect of the Contracts or the Assigned Rights or be liable to make any payment under or in respect of the Contracts or the Assigned Rights;
5.3.2	the Secured Party shall not be obliged to take any steps necessary to preserve the Contracts or any of the Assigned Rights or enforce against the Company or any other person any term of the Contracts, or to make any enquiries as to the nature or sufficiency of any payment received by the Company pursuant to the terms of the Contracts; and
5.3.3	the Company shall remain solely and fully liable under or in respect of the Contracts to perform all the obligations and to pay all losses, costs, expenses, taxes and damages payable by it under or in connection with the Contracts.
6.	Rights of the Secured Party
6.1	Enforcement

At any time on and after the occurrence of an Event of Default which is continuing, the security created pursuant to this Deed shall be immediately enforceable and the Secured Party may in its absolute discretion and without notice to the Company or the prior authorisation of any court:

6.1.1	enforce all or any part of the security created by this Deed and take possession of or dispose of all or any of the Assigned Rights in each case at such times and upon such terms as it sees fit;
6.1.2	whether or not it has appointed a Receiver, exercise all of the powers, authorities and discretions granted to a Receiver by this Deed or by law;
6.1.3	settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands relating in any way to the Contracts and any of the Assigned Rights;
5

6.1.4	bring, prosecute, enforce, defend and abandon all actions, suits and proceedings in relation to the Contracts and any of the Assigned Rights which may seem to it to be expedient;
6.1.5	exercise in relation to any of the Assigned Rights all the powers, authorities and things which it would be capable of exercising if it were the absolute owner of the same;
6.1.6	apply for and maintain any regulatory permission, consent or licence required in connection with the Contracts or the Assigned Rights; and
6.1.7	fulfil, at the Company's expense and risk, its obligations under the Contracts.
6.2	Restrictions on Consolidation

Section 93 of the LPA shall not apply to this Deed or to any sale made under it or to the right of the Secured Party to consolidate all or any of the security created by or pursuant to this Deed with any other security in existence at any time. Such power may be exercised by the Secured Party at any time on or after the occurrence of an Event of Default which is continuing.

6.3	Restrictions on Exercise of Power of Sale

Section 103 of the LPA shall not apply to this Deed to restrict the exercise by the Secured Party of its power of sale which shall arise on the date of this Deed (and the Secured Liabilities shall be deemed to have become due and payable for that purpose). The power of sale and other powers conferred by section 101 of the LPA as varied or extended by this Deed and those powers conferred (expressly or by reference) on a Receiver shall be immediately exercisable by the Secured Party at any time on or after the occurrence of an Event of Default which is continuing.

6.4	No Prior Notice Needed

The powers of the Secured Party set out in Clauses 6.2 (Restrictions on Consolidation) and 6.3 (Restrictions on Exercise of Power of Sale) above may be exercised by the Secured Party without prior notice to the Company.

7.	Exoneration
7.1	Exoneration

The Secured Party shall not, nor shall any Receiver, by reason of its or the Receiver entering into possession of the Assigned Rights or any part thereof, be liable to account as mortgagee in possession or be liable for any loss or realisation or for any default or omission for which a mortgagee in possession might be liable; but every Receiver duly appointed by the Secured Party under this Deed shall for all purposes be deemed to be in the same position as a receiver duly appointed by a mortgagee under the LPA save to the extent that the provisions of that Act are varied by or are inconsistent with the provisions of this Deed when the provisions hereof shall prevail and every such Receiver and the Secured Party shall in any event be entitled to all the rights, powers, privileges and immunities conferred by the LPA on mortgagees and receivers duly appointed under the LPA.

7.2	Indemnity

The Secured Party and every Receiver, attorney, delegatee, manager, agent or other person appointed by the Secured Party hereunder shall be entitled to be indemnified out of the Assigned Rights or any part of them in respect of all liabilities and expenses incurred by it or him in the execution of any of the powers, authorities or discretions vested in it or him pursuant to this Deed and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted in any way relating to the Assigned Rights or

6

any part of them. The Secured Party and any such Receiver may retain and pay all sums in respect of the same out of any moneys received under the powers hereby conferred.

8.	Appointment of Receiver
8.1	Appointment

At any time on or after the occurrence of an Event of Default which is continuing, or at the request of the Company or its Directors, the Secured Party may, without prior notice to the Company, in writing (under seal, by deed or otherwise under hand) appoint a Receiver in respect of the Assigned Rights or any part thereof and may in like manner from time to time (and insofar as it is lawfully able to do) remove any Receiver and appoint another in his stead.

8.2	More than one Receiver

Where more than one Receiver is appointed, each joint Receiver shall have the power to act severally, independently of any other joint Receivers, except to the extent that the Secured Party may specify to the contrary in the appointment.

8.3	Receiver as agent

A Receiver shall be the agent of the Company which shall be solely responsible for his acts or defaults and for his remuneration. No Receiver shall at any time act as agent of the Secured Party.

8.4	Receiver's Remuneration

A Receiver shall be entitled to remuneration for his services at a rate to be determined by the Secured Party from time to time (and without being limited to any maximum rate specified by any statute or statutory instrument).

9.	Receiver's Powers
9.1	Powers

A Receiver shall have (and be entitled to exercise) in relation to the Assigned Rights over which he is appointed the following powers (as the same may be varied or extended by the provisions of this Deed):

9.1.1	all of the powers of an administrative receiver set out in Schedule 1 to the Insolvency Act 1986 (whether or not the Receiver is an administrative receiver);
9.1.2	all of the powers conferred from time to time on receivers, mortgagors and mortgagees in possession by the LPA;
9.1.3	all the powers and rights of a legal and beneficial owner and the power to do or omit to do anything which the Company itself could do or omit to do;
9.1.4	the power to do all things which, in the opinion of the Receiver, are incidental to any of the powers, functions, authorities or discretions conferred or vested in the Receiver pursuant to this Deed or upon receivers by statute or law generally (including, without limitation, the bringing or defending of proceedings in the name of, or on behalf of, the Company; the collection and/or realisation of the Assigned Rights in such manner and on such terms as the Receiver sees fit; and the execution of documents in the name of the Company (whether under hand, or by way of deed or by utilisation of the company seal of the Company).
9.2	Powers may be Restricted

The powers granted to a Receiver pursuant to this Deed may be restricted by the instrument (signed by the Secured Party) appointing him but they shall not be restricted by any winding-up or dissolution of the Company.

7

10.	Protection of Purchasers
10.1	Absence of Enquiry

No person or persons dealing with the Secured Party or any Receiver appointed by it shall be concerned to enquire whether any event has happened upon which any of the powers in this Deed are or may be exercisable or otherwise as to the propriety or regularity of any exercise of such powers or of any act purporting or intended to be an exercise of such powers or whether any amount remains secured by this Deed. All the protections to purchasers and persons dealing with receivers contained in sections 104, 107 and 109(4) of the LPA shall apply to any person purchasing from or dealing with the Secured Party or any such Receiver.

10.2	Receipt: Conclusive Discharge

The receipt of the Secured Party or any Receiver shall be a conclusive discharge to any purchaser of the Assigned Rights.

11.	Power of Attorney and Delegation
11.1	Power of Attorney: General

The Company hereby irrevocably and by way of security appoints the Secured Party and any Receiver severally to be its attorney in its name and on its behalf and as its act and deed:

11.1.1	to execute and deliver any documents or instruments which the Secured Party or such Receiver may require for perfecting the title of the Secured Party to the Assigned Rights or for vesting the same in the Secured Party, its nominee or any purchaser;
11.1.2	to sign, execute, seal and deliver and otherwise perfect any further security document which the Company is required to enter into pursuant to this Deed; and
11.1.3	otherwise generally to sign, seal, execute and deliver all deeds, assurances, agreements and documents and to do all acts and things which may be required for the full exercise of all or any of the powers conferred on the Secured Party or any Receiver under this Deed or which the Company is required to do pursuant to this Deed or which may be deemed expedient by the Secured Party or a Receiver in connection with any preservation, disposition, realisation or getting in by the Secured Party or such Receiver of the Assigned Rights or any part thereof or in connection with any other exercise of any other power under this Deed.
11.2	Power of Attorney: Ratification

The Company ratifies and confirms and agrees to ratify and confirm all acts and things which any attorney mentioned in this Clause 11 (Power of Attorney and Delegation) shall do or purport to do in exercise of the powers granted by this Clause.

11.3	General Delegation

The Secured Party and any Receiver shall have full power to delegate the powers, authorities and discretions conferred on it or him by this Deed (including the power of attorney) on such terms and conditions as it or he shall see fit which shall not preclude exercise of those powers, authorities or discretions by it or him or any revocation of the delegation or any subsequent delegation.

12.	Application of Monies received under this Deed

Any monies received under the powers hereby conferred shall, subject to the repayment of any claims having priority to this Deed, be applied for the following purposes and in the following order of priority:

8

12.1.1	in satisfaction of all costs, charges and expenses and payments (including payments made in accordance with paragraphs (i), (ii) and (iii) of section 109(8) of the LPA) made or incurred by the Secured Party or the Receiver and of remuneration to the Receiver in such order as the Secured Party shall in its absolute discretion decide;
12.1.2	in or towards satisfaction of the Secured Liabilities which, subject to any provision to the contrary in the Prepayment Agreement, shall be applied in such order as the Secured Party shall in its absolute discretion decide; and
12.1.3	the surplus, if any, shall be paid to the Company or other person or persons entitled to it,

save that the Secured Party may credit any monies received under this Deed to a suspense account for so long and in such manner as the Secured Party may from time to time determine and the Receiver may retain the same for such period as he and the Secured Party consider expedient.

13.	RELEASE OF SECURITY
13.1	Release

The Secured Party shall, at the request and cost of the Company, execute or procure the execution by its nominee (in each case in a form acceptable to the Secured Party) and do all such deeds, acts and things as may be necessary to release and/or reassign the Assigned Rights from the security created by or in accordance with this Deed at the end of the Security Period.

13.2	Avoidance of Payments
13.2.1	No amount paid, repaid or credited to the Secured Party shall be deemed to have been irrevocably paid if the Secured Party considers that the payment or credit of such amount is capable of being avoided or reduced by virtue of any laws applicable on bankruptcy, insolvency, liquidation or similar laws.
13.2.2	If any amount paid, repaid or credited to the Secured Party is avoided or reduced by virtue of any laws applicable on bankruptcy, insolvency, liquidation or similar laws then any release, discharge or settlement between the Secured Party and the Company shall be deemed not to have occurred and the Secured Party shall be entitled to enforce this Deed subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.
14.	Amounts Payable
14.1	No Deduction

All payments to be made by the Company under this Deed shall be made without any set-off, counterclaim or equity and (subject to the following sentence) free from, clear of and without deduction for any taxes, duties, levies, imposts or charges whatsoever, present or future. If the Company is compelled by the law of any applicable jurisdiction (or by an order of any regulatory authority in such jurisdiction) to withhold or deduct any sums in respect of taxes, duties, levies, imposts or charges from any amount payable to the Secured Party under this Deed or, if any such withholding or deduction is made in respect of any recovery under this Deed, the Company shall pay such additional amount as may be necessary to ensure that the net amount received by the Secured Party shall equal the full amount due to it under the provisions of this Deed (had no such withholding or deduction been made).

9

14.2	Currency of Payment

The obligation of the Company under this Deed to make payments in any currency shall not be discharged or satisfied by any tender, or recovery pursuant to any judgment or otherwise, expressed in or converted into any other currency, except to the extent to which such tender or recovery results in the effective receipt by the Secured Party of the full amount of the currency expressed to be payable under this Deed.

14.3	Currency Indemnity
14.3.1	If any sum due from the Company under this Deed (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:
(A)	making or filing a claim or proof against the Company;
(B)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings; or
(C)	applying the Sum in satisfaction of any of the Secured Liabilities,

the Company shall, as an independent obligation, within three Business Days of demand, indemnify the Secured Party against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to the Secured Party at the time of its receipt of that Sum.

14.3.2	The Company waives any right it may have in any jurisdiction to pay an amount under this Deed in a currency unit other than that in which it is payable.
15.	Representations and Warranties
15.1	Representations

The Company represents and warrants in favour of the Secured Party as follows:

15.1.1	Assignment

The terms of the Contracts do not restrict or prohibit the assignment of the Assigned Rights to the Secured Party or, if they do so restrict or prohibit such assignment, the prior written consent of the other parties to the relevant Contract has been obtained and delivered to the Secured Party.

15.1.2	Status of Security

It is the legal and beneficial owner of the Assigned Rights free from Security (other than the First Security Assignment and this Deed) and this Deed confers the security it purports to confer over the Assigned Rights and the security created under or pursuant to this Deed is not subject to any prior or pari passu Security and is not liable to avoidance on liquidation or bankruptcy, composition or any other similar insolvency proceedings.

15.1.3	Jurisdiction

Its:

(A)	irrevocable submission under this Deed to the jurisdiction of the courts of England;
(B)	agreement that this Deed is governed by English law; and
10

(C)	agreement not to claim any immunity to which it or its assets may be entitled,

are legal, valid and binding under the laws of its jurisdiction of incorporation and any judgment obtained in England will be recognised and be enforceable by the courts of its jurisdiction of incorporation.

15.1.4	Licences

It is not necessary under the laws of its jurisdiction of incorporation:

(A)	in order to enable the Secured Party to enforce its rights under this Deed; or
(B)	by reason of the execution of this Deed or the performance by it of its obligations under this Deed,

that the Secured Party should be licensed, qualified or otherwise entitled to carry on business in its jurisdiction of incorporation and the Secured Party is not, nor will be deemed to be resident, domiciled or carrying on business in its jurisdiction of incorporation by reason only of execution, performance and/or enforcement of this Deed.

15.2	Times for Making Representations and Warranties

The representations and warranties set out in this Clause are made on the date of this Deed and are deemed to be repeated each day prior to the expiry of the Security Period by reference to the facts and circumstances then existing.

16.	New Accounts

If the Secured Party receives notice of any subsequent charge or other interest affecting any part of the Assigned Rights (the date of receipt of such notice being the "Notice Date") it may, without prejudice to its rights under this Deed, open a fresh account or accounts with the Company and continue any existing account in the name of the Company and may appropriate to any such fresh account any monies paid in, received or realised for the credit of the Company after that time without being under any obligation to apply the same or any part of them in discharge of any of the Secured Liabilities. If the Secured Party fails to open a fresh account it will be deemed to have done so and any monies received or realised after the Notice Date will not reduce the Secured Liabilities outstanding on the Notice Date.

17.	Miscellaneous
17.1	The Company

This Deed shall be binding on the successors and assigns of the Company.

17.2	Assignment and Transfer

The Company may not assign any of its rights or transfer of any of its rights or obligations under this Deed. The Secured Party may assign and transfer all or any part of its rights and obligations under this Deed.

17.3	Disclosure of Information

The Secured Party may disclose to:

17.3.1	any of its professional advisers;
17.3.2	any person to (or through) whom the Secured Party assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Deed;
11

17.3.3	a Receiver, a prospective Receiver or an Administrator;
17.3.4	any person (together with professional advisers) who may have an interest in the benefits arising under this Deed and/or the Prepayment Agreement; or
17.3.5	any person to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about the Company, the Prepayment Agreement or this Deed as the Secured Party shall consider appropriate.

17.4	Property

This Deed is and will remain the property of the Secured Party.

17.5	Continuing Security

This Deed shall be a continuing security and shall not be discharged by any intermediate payment or satisfaction of the whole or any part of the Secured Liabilities.

17.6	Additional Security

This Deed shall be in addition to and not be affected by any other security or guarantee now or hereafter held by the Secured Party for all or any part of the Secured Liabilities nor shall any such other security or guarantee of liability to the Secured Party of or by any person not a party to this Deed be in any way impaired or discharged by this Deed nor shall this Deed in any way impair or discharge such other security or guarantee.

17.7	Variation of Security

This Deed shall not in any way be affected or prejudiced by the Secured Party now or hereafter dealing with, exchanging, releasing, varying or abstaining from perfecting or enforcing any security or guarantee referred to in Clause 17.6 (Additional Security) above or any rights which the Secured Party may now or hereafter have or giving time for payment or granting any indulgence or compounding with any person whatsoever.

17.8	Enforcement of Other Security

The Secured Party shall not be obliged to enforce any other Security it may hold for the Secured Liabilities before enforcing any of its rights under this Deed.

17.9	Redemption of Prior Incumbrances

The Secured Party may redeem or take a transfer of any prior Security over the Assigned Rights and may agree the accounts of prior incumbrancers. Such agreed accounts shall be conclusive and binding on the Company. Any amount paid in connection with such redemption or transfer (including expenses) shall be paid on demand by the Company to the Secured Party and until such payment shall form part of the Secured Liabilities.

17.10	Stamp Taxes

The Company covenants to pay to the Secured Party immediately on demand a sum equal to any liability which the Secured Party or any Receiver, attorney, manager, agent or other person incurs in respect of stamp duty, registration fees and other taxes which is or becomes payable in connection with the entry into, performance or enforcement of this Deed (including any interest, penalties, liabilities, costs and expenses resulting from any failure to pay or delay in paying any such duty, fee or tax).

17.11	Costs and Expenses

The Company shall on demand reimburse the Secured Party and any Receiver, attorney, manager, agent or other person appointed by the Secured Party under this Deed for all costs and expenses (including legal fees) incurred by such Secured Party, that Receiver, attorney, manager, agent or other person (on a full indemnity basis together with any

12

applicable VAT) in connection with the negotiation, preparation, printing and execution of this Deed, the completion of the transactions and perfection of the security contemplated by this Deed and the exercise, preservation and/or enforcement or attempted enforcement of the security created by or contemplated by this Deed.

17.12	Designation

The Company and the Secured Party hereby designate this Deed as a Transaction Security Document.

18.	Notices

Any communication to be made under or in connection with this Deed shall be made in accordance with clause 27 (Notices) of the Prepayment Agreement.

19.	Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Deed.

20.	Law

This Deed and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

21.	Enforcement
21.1	Jurisdiction of English courts
21.1.1	The courts of England have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Deed or its subject matter, existence, negotiation, validity, termination or enforceability (including any non-contractual dispute or claim) (a "Dispute").
21.1.2	Subject to Clause 21.1.3 below, the parties to this Deed agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly the Company will not:
(A)	argue to the contrary; or
(B)	initiate or pursue any proceedings relating to a Dispute in any jurisdiction other than England.
21.1.3	This Clause 21.1 is for the benefit of the Secured Party only. As a result, the Secured Party shall not be prevented from initiating or pursuing proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Party may initiate or pursue:
(A)	proceedings in any other court; and
(B)	concurrent proceedings in any number of jurisdictions,

irrespective of whether proceedings have already been initiated by any party in England. The Company irrevocably waives any right that it may have to claim that the action has been brought in an inconvenient forum.

13

Schedule 1

NOTICE TO COUNTERPARTY

[on the letterhead of the Company]

To:     [Insert name of counterparty]

Date: [●]

Dear Sir or Madam,

Security Assignment dated [●] 2020 between TransGlobe Petroleum International Inc. and

Mercuria Energy Trading SA (the "Security Assignment")

We refer to the [describe contract] dated [●] and made between [●] and us (the "Contract").

This letter constitutes notice to you that under the Security Assignment we assigned (by way of security) to Mercuria Energy Trading SA (the "Secured Party") all our rights, benefits and interests (including any and all sums payable to us under the Contract and the benefit of all security, options, indemnities, guarantees and warranties) under the Contract.

We irrevocably instruct and authorise you to:

(A)	disclose to the Secured Party, without any reference to or further authority from us and without any inquiry by you as to the justification for the disclosure, any information relating to the Contract (including the performance of our obligations thereunder) which the Secured Party may request from you; and
(B)	following a confirmation from the Secured Party that an Event of Default (as defined in the Prepayment Agreement (defined in the Security Assignment)) has occurred and is continuing, pay any sum payable by you under the Contract to such account as the Secured Party may notify you in writing.

We will remain liable to perform all our obligations under the Contract and the Secured Party shall not be under any obligation or liability under the Contract by reason of the Security Assignment or anything arising therefrom.

We will also remain entitled to exercise all our rights, powers and discretions under the Contract and you should continue to give notices under the Contract to us, in each case unless and until you receive notice from the Secured Party to the contrary stating that the Security Assignment has become enforceable. In this event, all the rights, powers and discretions under the Contract will be exercisable by, and notices should be given to, the Secured Party or as it directs.

The instructions in this letter apply until you receive notice from the Secured Party to the contrary and notwithstanding any previous instructions given by us.

The instructions in this letter may not be revoked or amended without the prior written consent of the Secured Party.

This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Please confirm your agreement to the above by sending the enclosed acknowledgement to the Secured Party at Mercuria Energy Trading SA, 50 Rue du Rhône, 6th Floor, 1204 Geneva, Switzerland, for the attention of Steven Etchen / Yves Le Dinahet, with a copy to us.

14

Yours faithfully,

(Authorised signatory)
TransGlobe Petroleum International Inc.

15

Schedule 2

Acknowledgement of Counterparty

To:	Mercuria Energy Trading SA

Attention:	[●]

Copy:	TransGlobe Petroleum International Inc.

Date: [●]

Dear Sir or Madam,

Security Assignment dated [●] 2020 between TransGlobe Petroleum International Inc. and

Mercuria Energy Trading SA (the "Security Assignment")

We confirm receipt from TransGlobe Petroleum International Inc. (the "Assignor") of a notice dated [●] (the "Notice") of an assignment upon the terms of the Security Assignment of all the Assignor's rights, benefits and interests under the Contract (as defined in the Notice).

We confirm that:

(A)	we have not received any notice that any third party has or will have any right or interest in, or has made or will be making any claim or demand or taking any action in respect of, the rights of the Assignor under or in respect of the Contract;
(B)	following a confirmation from you that an Event of Default (as defined in the Prepayment Agreement (defined in the Security Assignment)) has occurred and is continuing, we will pay any amount payable by us under the Contract to such account as you notify to us in writing;
(C)	we must accept your instructions in relation to the Assignor's rights under the Contract following a confirmation from you that an Event of Default (as defined in the Prepayment Agreement (defined in the Security Assignment)) has occurred and is continuing; and
(D)	we will not agree to any amendment, waiver or variation of the terms of the Contract without your prior written consent.

This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully

(Authorised signatory)
[Counterparty]

16

SIGNATURE PAGES

IN WITNESS HEREOF the Parties have duly executed this Deed on the date first above written.

THE COMPANY

EXECUTED AS A DEED by

TRANSGLOBE PETROLEUM

INTERNATIONAL INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

[Signature pages to the Security Assignment Agreement]

THE SECURED PARTY

EXECUTED AS A DEED on behalf of MERCURIA ENERGY TRADING SA acting by in the presence of: Signature of witness Name of witness (in BLOCK CAPITALS) Address of witness	……………………………

[Signature pages to the Security Assignment Agreement]